Exhibit 99.1

DHT Holdings, Inc. Announces a $119 Million Transaction of Privately Negotiated Exchanges of Existing Convertible Notes due 2019 and Concurrent Private Placement of New Convertible Notes due 2021

HAMILTON, BERMUDA, August 16, 2018 – DHT Holdings, Inc. (NYSE:DHT) (“DHT,” or the “Company”) announced today that it has entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% Convertible Senior Notes due 2019 (the “Existing Notes”) to exchange approximately $67.5 million aggregate principal amount of the Existing Notes for approximately $74.2 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 (the “Exchange Notes” and such transactions, the “Private Exchanges”). The Company also announced that it has entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 (the “New Notes” and, together with the Exchange Notes, the “2021 Notes”; such transactions, the “Private Placement”) for gross proceeds of approximately $41.6 million. The Company expects to use the net proceeds of the Private Placement for general corporate purposes.

Upon the completion of the Private Exchanges and Private Placement, the aggregate principal amount of 2021 Notes outstanding would be approximately $119.0 million. The 2021 Notes will be senior unsecured obligations of the Company and rank pari passu with all of DHT’s other senior unsecured debt, including the Existing Notes, and senior to all of its present and future subordinated debt. The 2021 Notes will bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on February 15, 2019. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The 2021 Notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

The 2021 Notes are convertible at the option of the holder and may be converted at any time prior to the business day immediately preceding the maturity date of the 2021 Notes as specified in the indenture that will govern the 2021 Notes (the “Indenture”). Upon conversion of the 2021 Notes, holders will receive shares of the Company’s common stock.

The initial conversion price will be $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of 2021 Notes), representing a premium of approximately 49% to the closing price of DHT’s common stock on August 15, 2018, and will be subject to customary anti-dilution adjustments. In addition, holders who convert their 2021 Notes in connection with a make whole adjustment event (as defined in the Indenture) or a redemption occurring prior to the date that is one year before the maturity date may be entitled to a make-whole adjustment amount in the form of an increase in the conversion rate for 2021 Notes converted in connection with such make whole adjustment event or redemption.

At any time prior to the date that is one year before the maturity date of the 2021 Notes, if the price of DHT’s common stock has exceeded 130% of the conversion price for at least 20 trading days (whether or not consecutive) in the consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption, DHT has the right at any time to redeem some or all of the 2021 Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. At any time during the year immediately preceding maturity, DHT has the right at any time to redeem some or all of the 2021 Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

Holders of the 2021 Notes will have the right, at their option, to require the Company to repurchase such holders’ notes if the Company undergoes a fundamental change (as defined in the Indenture), at a repurchase price equal to 100% of the principal amount of the 2021 Notes on the fundamental change purchase date, plus accrued and unpaid interest, if any, to, but excluding, such purchase date.

The Private Exchanges and the Private Placement are each expected to close on or about August 21, 2018, subject in each case to customary closing conditions. The Company anticipates approximately $38.4 million aggregate principal amount of Existing Notes will remain outstanding following closing of the Private Exchanges.

This press release is neither an offer to sell nor a solicitation of an offer to buy the 2021 Notes, nor shall there be any sale of the 2021 Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The 2021 Notes and the common stock issuable upon conversion of the 2021 Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. For further information:  www.dhtankers.com.

Forward-Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding the completion of the Private Exchanges and Private Placement and the use of proceeds of the Private Placement. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact Information

Laila C. Halvorsen, CFO
Phone:  +1 441 299 4981 and +47 984 39 935
Email: lch@dhtankers.com